Mail Stop 3561

May 13, 2008

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

>   **Re: Fair Isaac Corporation**
>   **Form 10-K/A for Fiscal Year Ended September 30, 2007**
>   **Filed April 29, 2008**
>   **File No. 1-11689**

Dear Dr. Greene:

We have reviewed the above-referenced filing and your response letter dated April 30, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended September 30, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   We note your response to prior comment four from our letter dated April 1, 2008. We note your response that the restructuring was disclosed in the company's Form 10-K for the year ended September 30, 2006 and was also discussed in the results of operations for the year ended September 30, 2006 in the MD&A in the Form 10-K for the year ended September 30, 2007. Please disclose the impact such restructuring had on the company's results for the year ended September 30, 2007. In this regard, we note the risk factor disclosure that the company's revenues may be affected by the switch to Integrated Client Networks. Please tell us what effect the restructuring had on revenue for the year ended September 30, 2007, including whether the forecasted savings from the eliminated employees

have been realized. In addition, when discussing these effects, please make clear that you are referring to the changes related to the Integrated Client Networks.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director